UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

February 19, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Ticker Symbol: GTVCF.OB

GTVCF.BE

GTVCF.F

GTVCF.Xetra

FOR IMMEDIATE RELEASE

February 19th 2004

Globetech Achieves Frankfurt and Berlin Listings

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, is pleased to announce that the Corporation has been approved for trading over the counter on the Frankfurt and Berlin Stock Exchanges. The Corporation’s trading symbol on Frankfurt is GTVCF.F and GTVCF.BE on the Berlin Stock Exchange.

Globetech’s Frankfurt and Berlin listings have been sponsored by Peter Koch X-change Brokers GmbH. Peter Koch X-change Brokers is a registered member of both the Frankfurt and Berlin Stock Exchanges, and provides specialist services to listed client companies. The firm is also a registered specialist for trading of German government bonds and securities. Globetech’s listing in Frankfurt and Berlin is part of the Corporation’s program to broaden its European shareholder base. Management will be meeting with Peter Koch X-Change Brokers in Frankfurt towards the end of February to initiate an investor relations programme and to activate trading in the Company’s shares in Germany.

On December the 9th, the Corporation reported that it had entered into a Letter of Agreement (“LOI”) whereby the Corporation has the option to  acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold, in Amapa State, Brazil. The area is a prolific greenstone belt and has attracted the attention of multi-national  and local Brazilian mining companies. In addition to the Amapa project, Management are currently pursuing additional opportunities in the resource sector.

The Corporation will be holding its Annual General Meeting at 10.30 a.m. on Friday 12th of March 2004 at 501 Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include statements regarding:

a)

the Corporation’s anticipation that the Mineral Claims will meet the Corporation’s eligibility criteria, or even if it does, that it should prove to be economically viable on a going forward basis,:

b)

the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: info@globetechventures.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

February 19, 2004